UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             HUNTWAY PARTNERS, L.P.

                                (Name of Issuer)

                                  COMMON UNITS

                         (Title of Class of Securities)

                                   447300 20 3

                                 (CUSIP Number)

          One Bankers Trust Plaza, 130 Liberty Street, 28th Floor, New York, New York 10006: Attention Carl O. Roark

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 31, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP NO. 447300 203

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bankers Trust Company

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                           (b) [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                        [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

(7)  SOLE VOTING POWER
          0

(8)  SHARED VOTING POWER
          0

(9)  SOLE DISPOSITIVE POWER
          0

(10) SHARED DISPOSITIVE POWER
          0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

(14) TYPE OF REPORTING PERSON

Item 1.     Security and Issuer.

            The name of the issuer is Huntway Partners, L.P. (the "Issuer"). The Issuer is a limited partnership organized under the laws of the State of Delaware and its principal executive offices are located at 25129 The Old Road, Newhall, California 91381. The equity securities to which this statement relates are the common limited partnership units of the Issuer (the "Common Units").

Item 2.     Identity and Background.

            The person filing this schedule is Bankers Trust Company, a New York banking corporation (the "Reporting Person"). The Reporting Person is a wholly-owned subsidiary of Bankers Trust New York Corporation, a New York corporation ("Parent"). The business address of the Reporting Person and Parent is One Bankers Trust Plaza, 130 Liberty Street, 28th Floor, New York, New York, 10006. The principal business of the Reporting Person is banking. The principal business of Parent is that of a publicly-held bank holding company including the holding of investments in banking and non-banking companies. There is no information to report with regard to criminal or civil proceedings. The Reporting Person and Parent are each corporations organized under the laws of the State of New York.

Item 3.     Source and Amount of Funds or Other Consideration

            The Reporting Person acquired 6,928,417 Common Units issued in connection with the Issuer's prepackaged plan of reorganization under Title 11 of United States Code dated December 12, 1996 (the "Prepackaged Plan"). The Common Units and certain other consideration received by the Reporting Person were received in exchange for (i) loans and other extensions of credit previously made by the Reporting Person to the Issuer and (ii) a warrant (the "BT Warrant") to purchase 1,975,552 Common Units for $.875 per Common Unit, expiring on December 31, 2008, previously issued by the Issuer to the Reporting Person. Such loans and other extensions of credit were made by the Reporting Person in the ordinary course of its business as a commercial bank. The BT Warrant was received by the Reporting Person in connection with a general restructuring of the indebtedness of the Issuer on June 23, 1993. On October 31, 1997, the Reporting Person disposed of all of its Common Units.

Item 4.     Purpose of the Transaction

      The Reporting Person has no plan or proposal described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

      The Reporting Person has disposed of its entire beneficial interest in the Common Units. The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Units on October 31, 1997.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person transferred its entire beneficial interest in the Issuer, pursuant to a Securities Purchase Agreement dated as of October 31, 1997 (attached hereto as Exhibit A) by and among the Reporting Person, Massachusetts Mutual Life Insurance Company, the Lighthouse Investors, LLC, B III Capital Partners, L.P., Contrarian Capital Fund I, L.P. and Contrarian Capital Fund II, L.P.

Item 7.     Material to be Filed as Exhibits.

Exhibit A:        Securities Purchase Agreement dated as of October
                  31, 1997 by and among the Reporting Person, Massachusetts Mutual Life Insurance Company, the
                  Lighthouse Investors, LLC, B III Capital Partners,
                  L.P., Contrarian Capital Fund I, L.P. and
                  Contrarian Capital Fund II, L.P.

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated:  November 12, 1997
                                           BANKERS TRUST COMPANY


                                           By  __/s/ Carl Roark __
                                               Carl Roark
                                               Managing Director

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